Prospectus Supplement

John Hancock Tax-Advantaged Global Shareholder Yield Fund (the fund)

Supplement dated September 22, 2022 to the current Prospectus, as supplemented (the Prospectus)

At its meeting held on September 20-22, 2022, the fund’s Board of Trustees approved changes to the fund’s principal investment strategies effective as of October 1, 2022 (the Effective Date).

In connection with the change described above, the “Investment Strategy” sub-section of the “Prospectus Summary” section will be revised and restated in its entirety as follows, as of the Effective Date:

Under normal market conditions, the Fund invests at least 80% of its total assets in a diversified portfolio of dividend-paying securities of issuers located throughout the world. This policy is subject to the requirement that the manager believes at the time of investment that such securities are eligible to pay tax-advantaged dividends. The Fund seeks to produce superior, risk-adjusted returns by using a disciplined, proprietary investment approach that is focused on identifying companies with strong free cash flow and that use their free cash flow to seek to maximize “shareholder yield” through dividend payments, stock repurchases and debt reduction. By assembling a diversified portfolio of securities which, in the aggregate, possess positive growth of free cash flow, high cash dividend yields, share buyback programs and net debt reductions, the Fund seeks to provide shareholders an attractive total return with less volatility than the global equity market as a whole. “Free cash flow” is the cash available for distribution to investors after all planned capital investment and taxes. The Advisor believes that free cash flow is important because it allows a company to pursue opportunities that enhance shareholder value.

The Fund’s investments in securities of U.S. and non-U.S. issuers are expected to vary over time. Under normal market conditions, the Fund invests at least 40% of its total assets in securities of non-U.S. issuers, unless the manager deems market conditions and/or company valuations to be less favorable to non-U.S. issuers, in which case, the Fund will invest at least 30% of its total assets in non-U.S. issuers. The Fund may invest up to 20% of its total assets in securities issued by companies located in emerging markets when Epoch, the Fund’s subadvisor, believes such companies offer attractive opportunities. Securities held by the Fund may be denominated in both U.S. dollars and non-U.S. currencies. Under normal conditions, the Fund invests in the securities of issuers located in at least three different countries, including the United States, and the actual number of countries represented in the Fund’s portfolio will vary over time. As of the end of the last fiscal year, 10 countries were represented in the Fund’s portfolio. The Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry or group of related industries. The Fund may trade securities actively and may engage in short-term trading strategies.

On an overall basis, the Fund seeks to implement an investment strategy designed to minimize the U.S. federal income tax consequences on income and gains generated by the Fund. The Fund seeks to accomplish this primarily by (i) investing in dividend-paying securities that are eligible to pay dividends that qualify for U.S. federal income taxation at rates applicable to long-term capital gain (“tax-advantaged dividends”), and complying with the holding period and other requirements for such favorable tax treatment; and (ii) offsetting any ordinary income and realized short-term capital gain against Fund expenses and realized short-term loss. In this regard, as discussed above, the Fund’s policy described above of investing at least 80% of its total assets in dividend-paying securities of issuers located throughout the world is subject to the requirement that Epoch believes at the time of investment that such securities are eligible to pay tax-advantaged dividends.

The Fund invests in global equity securities across a broad range of market capitalizations. The Fund generally invests in companies with a market capitalization (i.e., total market value of a company’s shares) of $500 million or greater at the time of purchase. The Advisor has engaged Epoch to serve as subadvisor to the Fund. Epoch is responsible for the day-to-day management of the Fund’s portfolio investments. Although the Fund may invest in securities of companies with any capitalization, it may at any given time invest a significant portion of its total assets in companies of one particular market capitalization category when Epoch believes such companies offer attractive opportunities. Epoch seeks to produce superior, risk-adjusted returns by investing in businesses with outstanding risk/reward profiles and a focus on high “shareholder yield.” Shareholder yield refers to the collective financial impact on shareholders from the return of free cash flow through cash dividends, stock repurchases and debt reduction. By assembling a diversified portfolio of securities with these qualities, Epoch believes Fund investors will have the opportunity to realize an attractive total return with less volatility than the global equity market as a whole.

Epoch seeks to produce an efficient portfolio on a risk/return basis with a dividend yield that exceeds the dividend yield of the MSCI World Index. The MSCI World Index captures large- and mid- cap representation across 23 developed market countries. With approximately 1,603 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country as of December 31, 2021. In selecting securities for the Fund, Epoch utilizes an investment strategy that combines bottom-up stock

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research and selection with top-down analysis. Epoch looks for companies it believes have solid long-term prospects, attractive valuation comparisons and adequate market liquidity. The equity securities Epoch finds attractive generally have valuations lower than Epoch’s estimate of their fundamental value, as reflected in price-to-cash flow, price-to-book ratios or other stock valuation measures.

In selecting securities for the Fund’s portfolio, Epoch focuses on dividend-paying common stocks and to a lesser extent preferred securities that produce an attractive level of tax-advantaged income. Epoch also considers an equity security’s potential for capital appreciation. Epoch generally uses a value approach in selecting the Fund’s equity investments. Epoch evaluates an equity security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. Investment decisions are made primarily on the basis of fundamental research. Epoch relies upon information provided by, and the expertise of, Epoch’s research staff in making investment decisions. In selecting equity securities, Epoch considers (among other factors) a company’s cash flow capabilities, dividend prospects and the anticipated U.S. federal income tax treatment of a company’s dividends, the strength of the company’s business franchises and estimates of the company’s net value.

Epoch sells or reduces a position in a security when it sees the goals of its investment thesis failing to materialize, or when it believes those goals have been met and the valuation of the company’s shares fully reflect the opportunities once thought unrecognized in share price. The reasons for a determination by Epoch that such goals are not being met include: the economic or competitive environment might be changing; company management’s execution could be disappointing; or in certain cases, management proves to be less than forthright or have an inappropriate assessment of the company’s state and the task at hand.

The Fund may seek to enhance the level of dividend income it receives by engaging in dividend capture trading. In a dividend capture trade, the Fund sells a security after having held the security long enough to satisfy the holding period requirements for tax-advantaged dividends, but shortly after the security’s ex-dividend date. The Fund then uses the sale proceeds to purchase one or more other securities that are expected to pay dividends before the next dividend payment date on the security being sold. Through this practice, the Fund may receive more dividend payments over a given period of time than if it held a single security. Receipt of a greater number of dividend payments during a given time period could augment the total amount of dividend income received by the Fund. See “Investment Strategies—Equity Strategy.”

Tax-advantaged dividends. Under normal market conditions, the Fund invests primarily in a diversified portfolio of dividend-paying securities of issuers located throughout the world that Epoch believes at the time of investment are eligible to pay tax-advantaged dividends.

Tax-advantaged dividends generally include dividends from U.S. and non-U.S. corporations that meet certain specified criteria. The Fund generally can pass the tax treatment of tax-advantaged dividends it receives through to its holders of Common Shares (the “Common Shareholders”). For the Fund to receive tax-advantaged dividends, the Fund must, in addition to other requirements, hold the otherwise qualified security for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, in the case of a preferred security, more than 90 days during the 181-day period beginning 90 days before the ex-dividend date). The “ex-dividend date” is the date that is established by a stock exchange (usually two business days before the record date) whereby the owner of a security at the commencement of such date is entitled to receive the next issued dividend payment for such security, even if the security is sold by such owner on the ex-dividend date or thereafter. In addition, the Fund cannot be obligated to make payments (pursuant to a short sale or otherwise) with respect to substantially similar or related property. For a Common Shareholder to be taxed at the long-term capital gain rates, the Common Shareholder must hold his or her Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Consequently, short-term investors in the Fund will not realize the benefits of tax-advantaged dividends.

There can be no assurance as to the portion of the Fund’s dividends that will be tax-advantaged. Although the Fund invests at least 80% of its assets in equity securities that pay tax-advantaged dividends and to satisfy the holding period and other requirements, a portion of the Fund’s income distributions may be taxable as ordinary income (i.e., income other than tax-advantaged dividends).

In addition, the following disclosure under “Investment Strategies” will be revised and restated in its entirety as follows, as of the Effective Date:

Under normal market conditions, the Fund invests at least 80% of its total assets in a diversified portfolio of dividend-paying securities of issuers located throughout the world. This policy is subject to the requirement that the manager believes at the time of investment that such securities are eligible to pay tax-advantaged dividends. The Fund seeks to produce superior, risk-adjusted returns by using a disciplined, proprietary investment approach that is focused on identifying companies with strong free cash flow and that use their free cash flow to seek to maximize “shareholder yield” through dividend payments, stock repurchases and debt reduction. By assembling a diversified portfolio of securities which, in the aggregate, possess positive growth of free cash flow, high cash dividend yields, share buyback programs and net debt reductions, the Fund seeks to provide shareholders an attractive total return with less volatility than the global equity market as a whole. “Free cash flow” is the cash available for distribution to investors after all planned capital investment and taxes. The Advisor believes that free cash flow is important because it allows a company to pursue opportunities that enhance shareholder value.

The Fund’s investments in securities of U.S. and non-U.S. issuers are expected to vary over time. Under normal market conditions, the Fund invests at least 40% of its total assets in securities of non-U.S. issuers, unless the manager deems market conditions and/or company valuations to be less favorable to non-U.S. issuers, in which case, the Fund will invest at least 30% of its total assets in non-

U.S. issuers. The Fund may invest up to 20% of its total assets in securities issued by companies located in emerging markets when Epoch, the Fund’s subadvisor, believes such companies offer attractive opportunities. Securities held by the Fund may be denominated in both U.S. dollars and non-U.S. currencies. The Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry or group of related industries. Under normal conditions, the Fund invests in the securities of issuers located in at least three different countries, including the United States. The actual number of countries represented in the Fund’s portfolio will vary over time and as of the end of the last fiscal year 10 countries were represented. The Fund may trade securities actively and may engage in short-term trading strategies.

On an overall basis, the Fund seeks to implement an investment strategy designed to minimize the U.S. federal income tax consequences on income and gain generated by the Fund. The Fund seeks to accomplish this primarily by (i) investing in dividend-paying securities that are eligible to pay dividends that qualify for U.S. federal income taxation at rates applicable to long-term capital gain (“tax-advantaged dividends”), and complying with the holding period and other requirements for such favorable tax treatment; and (ii) offsetting any ordinary income and realized short-term capital gain against Fund expenses and realized short-term loss. In this regard, as discussed above, the Fund’s policy described above of investing at least 80% of its total assets in dividend-paying securities of issuers located throughout the world is subject to the requirement that Epoch believes at the time of investment that such securities are eligible to pay tax-advantaged dividends. This is a non-fundamental policy that may be changed by the Board without approval of the Common Shareholders following the provision of 60 days’ prior written notice to Common Shareholders.

Finally, the following disclosure under “Portfolio Investments” in the “Investment Strategies” section will be revised and restated in its entirety as follows, as of the Effective Date:

Non-U.S. securities

Typically, the Fund invests at least 40% of its total assets in securities of non-U.S. issuers, unless the manager deems market conditions and/or company valuations to be less favorable to non-U.S. issuers, in which case, the Fund will invest at least 30% of its total assets in non-U.S. issuers. The Fund invests in non-U.S. securities, including direct investments in securities of non-U.S. issuers and investments in depositary receipts (such as American Depositary Receipts) that represent indirect interests in securities of non-U.S. issuers. The Fund is not limited in the amount of assets it may invest in such non-U.S. securities. These investments involve risks not associated with investments in the United States, including the risk of fluctuations in foreign currency exchange rates, unreliable and untimely information about the issuers and political and economic instability. These risks could result in Epoch misjudging the value of certain securities or in a significant loss in the value of those securities.

The value of non-U.S. securities is affected by changes in currency rates, non-U.S. tax laws (including withholding tax), government policies (in this country or abroad), relations between nations and trading, settlement, custodial and other operational risks. In addition, the costs of investing abroad generally are higher than in the United States, and non-U.S. securities markets may be less liquid, more volatile and less subject to governmental supervision than markets in the United States. As an alternative to holding non-U.S.-traded securities, the Fund may invest in dollar-denominated securities of non-U.S. companies that trade on U.S. exchanges or in the U.S. over-the-counter markets (including depositary receipts as described below, which evidence ownership in underlying non-U.S. securities, and exchange traded funds (“ETFs”) as described below).

Because non-U.S. companies are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a non-U.S. company than about a domestic company. Volume and liquidity in most non-U.S. debt markets is less than in the United States and securities of some non-U.S. companies are less liquid and more volatile than securities of comparable U.S. companies. There generally is less government supervision and regulation of securities exchanges, broker-dealers and listed companies than in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlements of portfolio transactions or loss of certificates for portfolio securities. Payment for securities before delivery may be required. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments, which could affect investments in those countries. Moreover, individual non-U.S. economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Non-U.S. securities markets, while growing in volume and sophistication, generally are not as developed as those in the United States, and securities of some non-U.S. issuers (particularly those located in developing countries) may be less liquid and more volatile than securities of comparable U.S. companies.

The Fund may invest in the securities of non-U.S. issuers in the form of sponsored and unsponsored American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), and European Depositary Receipts (“EDRs”) (collectively, “Depositary Receipts”), which are certificates evidencing ownership of shares of non-U.S. issuers and are alternatives to purchasing directly the underlying non-U.S. securities in their national markets and currencies. However, such depository receipts continue to be subject to many of the risks associated with investing directly in non-U.S. securities. These risks include foreign exchange risk as well as the political and economic risks associated with the underlying issuer’s country. ADRs, EDRs and GDRs may be sponsored or unsponsored. Unsponsored receipts are established without the participation of the issuer. Unsponsored receipts may involve higher expenses, they may not pass-through voting or other shareholder rights, and they may be less liquid. Less information is normally available on unsponsored receipts.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.